VIA EDGAR

June 13, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	John Reynolds
Assistant Director

Re: Request for Acceleration of Effectiveness of Foresight Energy LP Registration Statement on Form S-1 (File No. 333-179304)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Foresight Energy LP for the acceleration of the effective date of the above-named Registration Statement, as amended, so that it becomes effective at 3:30 p.m. Washington, D.C. time on June 17, 2014, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 7,917 copies of the preliminary prospectus issued June 9, 2014 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of themselves and on behalf of the underwriters that they and the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

BARCLAYS CAPITAL INC.
For itself and as Representative of the other underwriters

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

Acceleration Request

CITIGROUP GLOBAL MARKETS INC.
For itself and as Representative of the other underwriters

By:	/s/ Matthew J. Kenney
Name: Matthew J. Kenney
Title: Director-Investment Banking

Acceleration Request

MORGAN STANLEY & CO. LLC
For itself and as Representative of the other underwriters

By:	/s/ Carl-Johan Nordberg
Name: Carl-Johan Nordberg
Title: Managing Director

Acceleration Request